                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                          ACTIVE IQ TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00505Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00505Q 10 2                 13G                     PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Wayne W. Mills
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        2,000,834
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,000,834
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,000,834 SHARES (INCLUDES 30,000 SHARES OWNED BY SEA SPRAY, LTD. (A FOREIGN CORPORATION OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER) AND 67,500 SHARES OWNED BY BLAKE CAPITAL, LLC (A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER). ALSO INCLUDES WARRANTS TO PURCHASE AN AGGREGATE OF 813,334 SHARES OF COMMON STOCK (515,000 OF WHICH ARE OWNED BY BLAKE CAPITAL, LLC) AND 100,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK WHICH CONVERTS INTO UNITS CONSISTING OF ONE SHARE COMMON STOCK AND ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK FOR EACH SERIES B CONVERTIBLE PREFERRED SHARE.
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)

        (see Exhibit A)
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        16.9%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 00505Q 10 2                 13G                     PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

ACTIVE IQ TECHNOLOGIES, INC.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:
601 CARLSON PARKWAY, SUITE 1500
MINNETONKA, MINNESOTA 55305

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

WAYNE W. MILLS

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

5020 BLAKE ROAD SOUTH
EDINA, MN   55436

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

USA

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

COMMON STOCK, $.01 PAR VALUE

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

00505Q 10 2

--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.
     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 00505Q 10 2                 13G                     PAGE 4 OF 6 PAGES
--------------------------------------------------------------------------------
Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:

             2,000,834 SHARES (INCLUDES 30,000 SHARES OWNED BY SEA SPRAY, LTD. (A FOREIGN CORPORATION OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER) AND 67,500 SHARES OWNED BY BLAKE CAPITAL, LLC (A LIMITED LIABILITY COMPANY OF WHICH THE REPORTING PERSON IS THE SOLE SHAREHOLDER). ALSO INCLUDES WARRANTS TO PURCHASE AN AGGREGATE OF 813,334 SHARES OF COMMON STOCK (515,000 OF WHICH ARE OWNED BY BLAKE CAPITAL, LLC) AND 100,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK WHICH CONVERTS INTO UNITS CONSISTING OF ONE SHARE COMMON STOCK AND ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK FOR EACH SERIES B CONVERTIBLE PREFERRED SHARE.

         -----------------------------------------------------------------------
     (b) Percent of class:

          16.9%

         -----------------------------------------------------------------------
     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 2,000,834
                                                        -----------------------
         (ii)  Shared power to vote or to direct the vote:      0
                                                          ---------------------

         (iii) Sole power to dispose or to direct the disposition of: 2,000,834
                                                                     ----------

         (iv)  Shared power to dispose or to direct the disposition of:  0
                                                                        -------

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

N/A

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
N/A

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

--------------------------------------------------------------------------------
Item 10.  Certifications.


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2002                               /s/ Wayne W. Mills
                                                      -------------------
                                                       Wayne W. Mills

                                   Exhibit A


                            To Form 13G (Individual)


The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


Record Owner's Relationship              Record Owner's           Number
  to Reporting Person                    Type of Ownership       of shares
---------------------------              -----------------       ---------
Shares by spouse                            Indirect           150,000 shares



These shares are not reported in Item 4(a) and are noted here for information only.









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